UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Katapult Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

485859 20 1

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 485859 20 1
1.	Names of Reporting Persons Brian Hirsch
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 21,472
		6.	Shared Voting Power 184,326 shares (1)(2)
		7.	Sole Dispositive Power 21,472
		8.	Shared Dispositive Power 160,195 shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,798 shares (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 132,994 shares held by Tribeca Venture Fund I, L.P.; 23,070 shares held by Tribeca Venture Fund I (NY), L.P.; and 4,131 shares held by Tribeca Access Fund, L.P. (collectively, the “Tribeca Funds”). The reporting person is a managing partner of the general partner of each of the Tribeca Funds.

(2)	Includes 20,033 Earnout Shares held by Tribeca Venture Fund I, L.P.; 3,475 Earnout Shares held by Tribeca Venture Fund I (NY), L.P.; and 623 Earnout Shares held by Tribeca Access Fund, L.P. The Earnout Shares are subject to vesting upon the achievement of certain stock price-based thresholds prior to June 9, 2027. Prior to the vesting of these shares, the Tribeca Funds have the power to vote, but not dispose of, the Earnout Shares.

(3)	This percentage is based on a total of 4,065,175 shares of common stock outstanding as of November 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the SEC on November 8, 2023.

Item 1.
	(a)	Name of Issuer Katapult Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5204 Tennyson Parkway, Suite 500 Plano, TX 75024

Item 2.
	(a)	Name of Person Filing Brian Hirsch
	(b)	Address of Principal Business Office or, if none, Residence 99 Hudson Street 15th Floor New York, NY 10013
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 485859 20 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2023:
	(a)	Amount beneficially owned: See Row 9 of cover page for the Reporting Person
	(b)	Percent of class: See Row 11 of cover page for the Reporting Person
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Brian Hirsch
Brian Hirsch

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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